
06015083

June 28, 2006

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel Continues Policy on Acts of Substantial Purchases of Company Shares (Takeover Defense Measure) and Reappoints Independent Committee Members"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

7/13

ANNOUNCEMENT

Date:	June 28, 2006
Company name:	Kobe Steel, Ltd
URL:	www.kobelco.co.jp
Representative:	Yasuo Inubushi, President, CEO and Representative Director
Stock Exchange No.:	5406
Media Contact:	Publicity Group, Tokyo
Tel.:	+81-(0)3-5739-6010

Kobe Steel Continues Policy on Acts of Substantial Purchases of Company Shares (Takeover Defense Measure) and Reappoints Independent Committee Members

Kobe Steel, Ltd. decided at its Board of Directors' meeting held earlier today to continue its "Policy on Acts of Substantial Purchases of Kobe Steel Shares (Takeover Defense Measure)", which it proposed on April 27 and implemented thereafter, until the conclusion of the first board meeting held immediately after the next general shareholders' meeting to be convened in June 2007. In addition, at today's Board of Directors' meeting, the Company decided to reappoint the three members of the Independent Committee that it had selected on May 19.

The decision to continue the policy and reappoint the Independent Committee members was based on the approval of all nine members of the Board elected at the general shareholders' meeting held today. In addition, the five statutory auditors (three of whom are outside auditors) also expressed their approval of the continuation of the policy and reappointment of the Independent Committee members, on condition that the policy is applied in a fair and appropriate manner.

Details of the policy and Independent Committee members are available at Kobe Steel's home page:

"Policy on Act of Substantial Purchase of Kobe Steel Shares (Takeover Defense Measure)"
(News release, April 27, 2006)

"Kobe Steel Announces Selection of Independent Committee Members for Policy on Acts of Substantial Purchases of Company Shares (Takeover Defense Measure)"
(News release, May 19, 2006)

Home page: www.kobelco.co.jp

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971